Exhibit 99.4

ALGONQUIN POWER & UTILITIES CORP.

PROXY

SOLICITED BY MANAGEMENT OF THE CORPORATION

FOR USE AT THE JUNE 30, 2015 ANNUAL MEETING OF SHAREHOLDERS

PLEASE DATE AND SIGN THIS FORM OF PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE ADDRESSED TO ALGONQUIN POWER & UTILITIES CORP., C/O CST TRUST COMPANY, P.O. BOX 721, AGINCOURT, ONTARIO, M1S 0A1, SO THAT IT IS RECEIVED BEFORE 4:00 P.M. (EASTERN TIME) ON MONDAY, JUNE 29, 2015. IN THE ALTERNATIVE, YOU MAY VOTE ONLINE AT WWW.CSTVOTEMYPROXY.COM, DELIVER IT BY ELECTRONIC MAIL TO PROXY@CANSTOCKTA.COM, FROM A TOUCHTONE TELEPHONE BY CALLING 1-888-489-5760, OR BY FACSIMILE TO 416-368-2502 OR 1-866-781-3111, BY NOT LATER THAN 4:00 P.M. (EASTERN TIME) ON MONDAY JUNE 29, 2015. IF YOU ARE PLANNING TO ATTEND THE MEETING TO VOTE IN PERSON, PLEASE BRING THIS PROXY, AS IT WILL ASSIST IN YOUR REGISTRATION.

The undersigned shareholder of ALGONQUIN POWER & UTILITIES CORP. (the “Corporation”) hereby appoints Christopher Ball, a director of the Corporation, or, failing him, George Steeves, a director of the Corporation, or instead of either of them,                                         , as proxy of the undersigned, with full power of substitution, to attend and vote at the annual meeting (the “Meeting”) of shareholders of the Corporation to be held on Tuesday June 30, 2015 and at any adjournment thereof, upon the following matters:

(1)	VOTE FOR ☐ or WITHHOLD VOTE ☐ or, if no specification is made, VOTE FOR the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorize the directors of the Corporation to fix the remuneration of the auditors;

(2)	With respect to the election of the following directors of the Corporation as set out in the Corporation’s management information circular (the “Circular”) dated May 27, 2015:

VOTE FOR	WITHHOLD VOTE

☐	☐	1. Christopher Ball

☐	☐	2. Christopher Huskilson

☐	☐	3. Christopher Jarratt

☐	☐	4. Kenneth Moore

☐	☐	5. Ian Robertson

☐	☐	6. Masheed Saidi

☐	☐	7. Dilek Samil

☐	☐	8. George Steeves

and, if no specification is made, VOTE FOR the election of each of the foregoing director nominees;

(3)	VOTE FOR ☐ OR VOTE AGAINST ☐ the advisory resolution set forth in Schedule “A” of the Circular to accept the approach to executive compensation as disclosed in the Circular;

(4)	amendments or variations to the matters identified in the notice of meeting accompanying the Circular (the “Notice of Meeting”) and such other business as may properly come before the meeting or any adjournment thereof at the discretion of the proxyholder.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also email your request for financial statements to inquiries@canstockta.com.

☐	I would like to receive quarterly financial statements

☐	I do not want to receive annual financial statements

☐	I would like to receive future mailings by email at

(Continued on reverse)

This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to voting of the shares below at the meeting.

Dated:	, 2015.

Number of Shares

Signature of Shareholder

Name of Shareholder (Please print clearly)

NOTES:

(1)	If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in items 1, 2, 3, and 4 on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case, the specified instructions will be followed. If no choice is specified in this proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated in the printed portion above will vote the shares represented by this proxy as specified for such matter in the Circular.
(2)	This proxy, which is solicited on behalf of management of the Corporation, should be completed, signed and dated by the shareholder. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by the Corporation.
(3)	If you wish to appoint some other person (who need not be a shareholder) to represent you at the meeting, you may do so either by inserting the person’s name in the blank space provided above when completing this proxy and striking out the names of management’s nominees or by completing another form of proxy.
(4)	If the shareholder appointing a proxy is a corporation, this proxy must be signed under its corporate seal or by the signatures of properly authorized officers or attorneys.
(5)	See the Circular which accompanies and forms part of the Notice of Meeting for a more detailed explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.